FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of October 2016

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Sercel Sells 10,000 UNITE Nodes to NIS

Paris, France – October 17, 2016

CGG announced today that Sercel has sold 10,000 channels of its high-end UNITE cable-free land seismic acquisition system to NIS, the leading Serbian oil and gas company in which Gazprom Neft has a majority shareholding.

After having successfully deployed the UNITE system since 2014 in Romania, NIS have now decided to purchase a new complete batch of UNITE for survey projects that they will be conducting over the next several years. In combination with the Sercel SG-5, a high-sensitivity 5-Hz single-sensor geophone, UNITE offers NIS a superior, light, efficient and flexible solution for the most complex environments.

The field-proven UNITE node, RAUeX, is fully autonomous and can start acquiring data immediately, without the need to set up or maintain a complex wireless infrastructure. Its ability to monitor and transmit wirelessly, on demand, all QC parameters as well as field noise levels means that NIS have full control over all their survey operations at all times.

Miodrag Bukvic, director of NIS Naftagas Oilfield Services, said: “The results from three cable-less surveys we recently conducted with UNITE were very positive. We were able to mobilize less personnel and vehicles and also reduce our exploration costs and HSE risks. In addition, we noticed a significant acceleration in the progress of our operations in populated areas, resulting in the completion of one survey ahead of schedule. With the UNITE and 428XL systems, whether used in combination or alone, we can be efficient and competitive, whatever the survey conditions and configuration.”

Pascal Rouiller, Sercel CEO, said: “We are delighted that NIS have once again shown their confidence in Sercel as their trusted partner for cable-free acquisition, by adding this new UNITE order to their existing Sercel equipment portfolio. Our undisputed level of product reliability and exceptional 24/7 customer service have played a decisive role in this successful and enduring relationship.”

Sercel SG-5 single sensor connected to the UNITE node RAUeX (image courtesy of Sercel).

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary businesses of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation.

CGG employs more than 6,500 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date October 17th, 2016	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Corporate Officer & CFO